Hill-Rom Holdings, Inc. 180 North Stetson Avenue Suite 4100 Chicago, IL 60601

January 20, 2017

Via Edgar Filing

Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporation of Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:         Hill-Rom Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 17, 2016
Form 8-K filed November 3, 2016
File No. 001-06651

Dear Mr. James:

This letter responds to the comments of the Staff of the Division of Corporation of Finance of the U.S. Securities and Exchange Commission (the "Staff") on Hill-Rom Holdings, Inc.'s (herein referred to as "we" or the "Company") Form 10-K for the fiscal year ended September 30, 2016 and Form 8-K dated November 3, 2016, communicated in your letter dated January 11, 2017. We have repeated your comments below followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

GAAP and Adjusted Earnings, page 24

1.
You disclose at the top of page 25 that adjusted net income attributable to common shareholders increased $70.4 million in 2016. In future filings when you present a non-GAAP measure, please include all of the disclosures required by Item 10(e) of Regulation S-K.

The Company acknowledges the Staff's comment. Any disclosure in future filings of adjusted net income attributable to common shareholders, or other non-GAAP financial measures, will be made in accordance with Item 10(e) of Regulation S-K and other applicable guidance, including the guidance issued by the Staff on May 17, 2016.

Item 8.  Financial Statements

Report of Independent Registered Public Accounting Firm, page 43

2.	We note that you present Schedule II on page 85. Please amend to include an audit report that covers the information in that schedule. Refer to Item 5-04(c) of Regulation S-X and AS 17.

The Company acknowledges the Staff's comment and will file a Form 10-K/A to include an amended audit report that covers the information in Schedule II of Form 10-K in accordance with Item 5-04(c) of Regulation S-X and AS 17.

Form 8-K dated November 3, 2016

Exhibit 99.1

3.
We note from your discussion of adjusted measures that you do not include adjusted items in forward looking measures because some of these items can be highly variable and cannot be reasonably predicted and, as such, prospective quantification of such items is not feasible and a reconciliation of non-GAAP earnings per share guidance to GAAP earnings per share is not provided. Please revise your discussion in future releases to specifically identify the information that is unavailable and its probable significance. We refer you to the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance, including Question 102.10, when preparing your next earnings release.

The Company acknowledges the Staff's comment and intends to revise the discussion in future filings to specifically identify the information that is unavailable and its probable significance in accordance with applicable guidance, including the guidance issued by the Staff on May 17, 2016.

*****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Staff.

If you would like to speak with us about any of these matters, please do not hesitate to call me at (312) 819-7258 or in my absence Jason Richardson, Vice President and Controller at (812) 931-2540.

Respectfully submitted,

/s/ Steven J. Strobel

Steven J. Strobel
Senior Vice President and Chief Financial Officer